UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20249

                                   FORM 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
               BUSINESS ISSUERS UNDER SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                             FLEETCLEAN SYSTEMS INC.
                 (Name of Small Business Issuer in its Charter)


           TEXAS                                    TAX I.D. 76-0196431
(State or other jurisdiction of                (IRS Employer Identification No.)
incorporation or organization)


       P.O. BOX 727 HARDIN, TEXAS                           77561
         HWY 834 EAST .7 MILES                            (Zip Code)
(Address of principal executive offices)

                                 (409) 298-9835
                           (Issuer's telephone number)

Securities to be registered under Section 12(b) of the Act:

TITLE OF EACH CLASS                           NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED                           EACH CLASS IS TO BE REGISTERED
-------------------                           ------------------------------
       None                                                 None

Securities to be registered under Section 12(g) of the Act:

                                  COMMON STOCK
                                (Title of Class)

         All references to Fleetclean Systems, Inc. common stock reflect a one for 203.991 forward common stock split in August 1996. All references to the "company" refer to Fleetclean Systems, Inc.

                                     PART I

The company has elected to follow Alternative 2 of Form 10-SB.


ITEM 6.  DESCRIPTION OF BUSINESS

ORGANIZATION

         The company was incorporated in Texas in 1986, under the name Eastex Chemex Corporation, as a retail distributor of truck washing equipment and chemicals to operators of large trucking fleets. In July 1990, the company changed its name to Fleetclean Systems, Inc.

         Until 1992, the company operated locally, in the Houston, Texas area. Thereafter, sales efforts were directed to large national trucking companies. In 1994, the company acquired the assets and business accounts of Chemex Southwestern Inc. and began to manufacture equipment and chemicals for retail distribution. During 1994, the company opened a distribution warehouse in Statesville, North Carolina. In January 1996, the company acquired the Kentucky operations, including a distribution warehouse, and customer accounts of Fleetcleaning Supply Company, Inc. In June 1998, the distribution warehouse was moved to Lafayette, Indiana and subsequently to Warsaw, Indiana in June 1999. In February 1999, the company acquired the assets and ongoing business accounts of Tri-State Chemex Corp of Providence, Rhode Island. After this transaction, the company has sales and service warehouses in Hardin, Texas; Warsaw, Indiana; Statesville, North Carolina; and Providence, Rhode Island. All equipment is manufactured in Texas, with chemical mixing facilities operating in Texas and Rhode Island. Distribution and customer service is by company employees who service specific geographic regions.

PRODUCTS AND SERVICES

         The company manufactures stainless steel pressure washing equipment for hand washing of trucks. The chemicals are formulated for "two step" washing, which allows the user to simply spray the chemical on the unit and rinse it off for complete cleaning without brushing. The chemical run off is neutral and is accepted in municipal waste water systems nationwide with no special permitting required. The company offers several different types of chemicals, depending on the surface of the truck and upon the level of cleaning required.

         The company believes its customer base is stable in that the company provides washing equipment to it's customers "on loan" at no charge, in return for the ongoing chemical business, provided the customer purchases a pre-set amount of chemicals each month. Each customer that is provided the equipment agrees to purchase a minimum of 200 gallons of chemicals exclusively from the company, or agrees to pay a rental fee of $250. The current prices of chemicals are approximately $2.60 to $7.00 per gallon. Company personnel install the equipment at each customer's facility, and provide instruction and training. The company believes customer turnover has been low due to the quality of the products and the level of service provided on a regular monthly basis. Some customers have been serviced continuously for ten years.

         The company has also designed a drive thru truck wash system that washes a tractor /trailer combination in approximately 90 seconds. Unlike the hand washing systems, drive thru washing systems are not provided on loan, but are sold at prices of $55,000 - 75,000. The system cleans without brushing by means of two chemical spray arches and a rinse arch, each with separate pump systems, a chemical mixing system, and a master control panel with appropriate controls and sensors. The system initially dispenses a pre-soak solution, followed with a detergent solution, which reacts with the pre-soak solution to finish cleaning. Finally, the truck is rinsed, including an undercarriage rinse, with a rinse pump dispensing water at a rate of approximately 230 gallons per minute. The

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
system can handle trucks up to 8 feet 6 inches wide and 13 feet 6 inches high. To date, the company has sold six drive thru wash systems.

         The company's business has grown primarily within the large truck industry. As a result the company's management has become familiar with the characteristics and needs of that industry, which prompted the company to enter into "internal" tank cleaning in 1999. In March 1999, the company acquired on a lease purchase contract, a truck terminal/tank wash facility in Hahnville, Louisiana. After remodeling the facility at a cost of approximately $300,000, the facility opened in August 1999.

         This facility is permitted by the Louisiana Department of Environmental Quality, and currently holds an EPA permit as a waste water generator, and an air quality permit from the state of Louisiana. The company has completed it's required permitting and expects no further fees or permits. The company is subject overall to regulation by the DOT, EPA, and OSHA and currently believes it has complied with all regulatory requirements.

         The company believes it has complied with all applicable environmental regulations with respect to its operations. However, due to the nature of its business, the company may become subject to future laws regulating the chemicals used in its operations.

         The company does not employ any processes or operations which are limited by availability of materials or suppliers, as all components of the company's products are commercially available and can be purchased from a number of sources. The uniqueness of the products marketed is in the formulation of the chemicals to proprietary formulas, which are strictly controlled. All employees sign a confidentiality and non-compete agreement, except the tank wash personnel who have no access to secret information.

INTELLECTUAL PROPERTY

         The company does not have a formal research and development division. Company expenditures on research and development has been limited to contracting with a research chemist for assistance with certain new chemical formulas, at a total cost of $3,000 in the last two years.

         The company regards intellectual property rights as essential to its success, and relies extensively on trademark rights and confidentiality agreements, between and amongst its partners, employees and others, to protect its proprietary interests. The company is the proprietor of a service mark on the Fleetclean Systems, Inc. mark. There is no assurance that the steps taken to protect the company's proprietary rights will be adequate, or that third parties will not infringe or misappropriate its service marks or similar proprietary rights. The company does not currently hold any patents on its chemical formulas or on the components comprising its drive thru washing system. If the company is unable to utilize any of the foregoing materials due to intellectual property restraints, its business would be adversely affected.

MARKETING

         The company has not entered into extensive advertising programs, but has grown through direct sales efforts, and referrals from satisfied customers. The company currently services 155 customers in 24 states. Although the company believes it competes in a fragmented market with few large competitors, there is no assurance that the company will not in the future compete against larger companies with greater financial resources.

EMPLOYEES

         The company currently has 20 full-time employees and one part-time employee. No employees are covered by a collective bargaining agreement. Management considers relations with its employees to be satisfactory.

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
COMPETITION

         Competition in the chemical distribution business is very fragmented, with the bulk of the competition as locally owned family businesses. There are currently 265 commercial tank cleaning facilities in the country as listed in the March 1999 issue of "Modern Bulk Transporter." Of these, management estimates 51 are limited to food grade only, and another 48 are operated by trucking firms primarily to service their own trucks, leaving only 166 facilities as independent full service commercial tank washes. Of the 166 independent facilities, 25 are owned and operated by Philip Services Corporation. In August 1999, the company entered into a real estate purchase option which will allow the company to acquire property in Baton Rouge, Louisiana, which Philip Services Corporation currently leases and operates as a tank wash and waste water treatment facility. The option allows the company to purchase the facility for a period six months at a purchase price of $1,350,000.

         The majority of the independent tank washes are small family owned businesses. Some of these family owned businesses are being considered as potential acquisition candidates with a view to developing a national chain. However, at the present time, the company has no plans for such acquisitions. The company believes many of these businesses use antiquated, inefficient methods, and the company believes that an opportunity exists for it to become a significant service provider nationwide by acquiring certain carefully selected facilities, while at the same time building new modern facilities in key markets. The company will require external financing to execute its acquisition strategy. At this time, the company has no commitments for such financing, and can provide no assurance that such financing will be available on favorable terms, if at all.

PLAN OF OPERATIONS

         Management believes that its working capital as of June 30, 1999 of $159,571 should enable it to continue its current operations for a period of approximately two months. However, unforeseen costs could shorten the period during which the company's current working capital may be expected to satisfy its capital requirements. Management's estimates are based on monthly operating expenses of approximately $85,000. The company requires additional funding to implement its business strategy, and will be required to seek such funding from third parties, as its internal funds will not be sufficient. At this time, it has no commitments for such funding.

ITEM 7. DESCRIPTION OF PROPERTY

         HARDIN, TEXAS. The company is purchasing 3.3 acres in Hardin, Texas which serves as corporate headquarters and its primary manufacturing facility, with total of 5,500 square feet of office, manufacturing, and warehouse space. The current mortgage balance is approximately $67,517. The company entered into a note payable in September 1998, which provides for monthly payments of $941 for 120 months.

         HAHNVILLE, LOUISIANA. The company has entered into a lease purchase contract with Trimac Transportation for the purchase of 1.52 acres, in Hahnville, Louisiana. The site has 52,844 square feet of 6" reinforced concrete paving and is surrounded by a chain link fence. The steel frame industrial building is 7,399 square feet and has two maintenance bays and one oversized cleaning bay capable of handling two trailers at a time, plus a boiler/equipment room. Finished office area is 508 square feet plus a 612 square feet finished mezzanine with an eating area and shower facility. The current balance owed is $420,000 payable in monthly payments of $5,000. One half of the payment is a lease payment, and one half is applied to the principal balance, with a balloon payment after 60 months of $277,500. Payments began June 1, 1999.

         The company rents on a month-to-month basis small warehouses in Statesville, North Carolina; Providence, Rhode Island; and Warsaw, Indiana at a total monthly rental of $1,450.

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
         The company believes its present facilities are adequate for its current operations, and that its properties are adequately covered by insurance.


ITEM 8. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

         The Company's directors, executive officers, and significant employees are:


NAME                  AGE                        POSITION
----                  ---                        --------
Kenneth A. Phillips    55    Director and President
Jay G. Phillips        26    Director and Vice-President, Customer Service
Richard R. Royall      53    Director
Kathryn M. Phillips    51    Secretary and Treasurer
Jason Lay              34    Vice-President, Technical Services
Ronald Wallace         42    Vice-President, General Manager, Container Division

         KENNETH A. PHILLIPS is the company's founder and has served as a Director and as President since the company was founded in 1986.

         JAY G. PHILLIPS has served as Vice-President, Customer Service since May 1998. Mr. Phillips began working for the company part time while in high school and became a full time customer service representative in January 1994, where he was responsible for the company's business in the eastern United States, servicing customers from the Statesville, North Carolina warehouse. In June 1995, Mr. Phillips was elected as a Director of the company. In April 1998, Mr. Phillips assumed his current duties in Texas where he supervises four customer service representatives across the eastern half of the country.

         RICHARD R. ROYALL has served as a Director of the company since June 1996. Mr. Royall has been a partner in the accounting firm of Royall & Fleschler, certified public accountants, for the past twelve years. Mr. Royall also served as Chief Financial Officer of Eagle Wireless International, Inc. since April 1997.

         KATHRYN M. PHILLIPS has served as the company's Secretary and Treasurer since the founding of the company in 1986. Ms. Phillips is a graduate of Texas Tech University and has for the past 25 years held positions in general business accounting and controllership. From February 1986 until January 1997, Ms. Phillips was plant controller for Akzo Nobel Chemical Co., and worked part-time for the company. Ms. Phillips has been a full-time employee of the company since January 1997.

         JASON LAY is Vice-President, Technical Services, a position held since May 1998. Mr. Lay is responsible for design and implementation of all equipment systems. Mr. Lay joined the company in June 1994 as a technician.

         RONALD WALLACE joined the company in June 1999 as Vice-President, General Manager, Container Division. From April 1997 until June 1999, Mr. Wallace served as a system service manager for Chemical Leaman Tank Lines. From October 1996 until April 1997, Mr. Wallace served as an area manager for MCX Transport. From October 1991 until October 1996, Mr. Wallace served as service center manager for Highway Transport. Mr. Wallace has a B.S. in Business Management from the University of New Orleans, and has been employed in the trucking industry since 1985 in progressively responsible positions. In the tank truck industry, Mr. Wallace has held positions as service center manager, area manager, and regional manager, which involves supervision of multi-terminal operations including tank wash operations.

         Kathryn Phillips is the wife of Kenneth Phillips. Jay Phillips is the son of Kenneth and Kathryn Phillips. There are no other family relationships. Pursuant to the company's by-laws, each director is elected annually by the company's stockholders at the company's annual meeting. The company's officers serve at the discretion of the Board of Directors.

ITEM 9.  REMUNERATION OF DIRECTORS AND OFFICERS

         The following table sets forth the aggregate annual remuneration for the company's three highest paid persons for the fiscal year ended December 31, 1998:


                            CAPACITIES IN WHICH
NAME OF INDIVIDUAL        REMUNERATION WAS RECEIVED       AGGREGATE REMUNERATION
------------------        -------------------------       ----------------------
Kenneth A. Phillips             President                        $77,000
Jason Lay            Vice-President, Technical Services          $42,414
Jay G. Phillips       Vice-President, Customer Service           $41,890

         In July 1996, Kenneth A. Phillips entered into a two-year employment agreement with the company, which was renewed for an additional two-year period in July 1998. The employment agreement called for a monthly salary of $9,000 plus an amount equal to 10% of the pretax profit of the company. The company and Mr. Phillips have amended the employment agreement to allow the company to pay Mr. Phillips a lesser salary, with the agreement that Mr. Phillips will receive his salary as set forth in the employment agreement, as the company becomes financially able to pay such salary. Any salary pursuant to the original employment agreement that is unpaid is lost, as the parties have agreed not to accrue such salary. The employment agreement provides for a vehicle to be provided by the company, as well as health insurance. The employment agreement may be terminated by the company, upon the death or disability of Mr. Phillips.

         In June 1999, Ronald Wallace entered into a two-year employment agreement with the company, which provides for a monthly salary of $4,416.67. The employment agreement provides for a one-time cash bonus of $1,019.23 and 50,000 shares of common stock. The employment agreement may be terminated by the company, upon the disability of Mr. Wallace, or with cause, which includes, without limitation, gross negligence, the failure to perform essential duties, and the willful engaging in misconduct injurious to the company.

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
ITEM 10.  SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

         The following table sets forth, as of September 7, 1999, the number and percentage of outstanding shares of company common stock owned by the company's three highest paid persons for the fiscal year ended December 31, 1998:


                                        NUMBER OF SHARES
NAME AND ADDRESS OF                     OF COMMON STOCK          PERCENTAGE
OWNER                                  BENEFICIALLY OWNED       OF OWNERSHIP
-------------------                    ------------------       ------------
Kenneth A. Phillips..........              2,903,179                37.2%
Jay G. Phillips..............               414,971                 5.3%
Jason Lay....................               132,000                 1.7%
All officers and directors
as a group (6 persons).......              3,625,150                46.5%

                                 TITLE AND AMOUNT OF SECURITIES CALLED
NAME OF HOLDER                         FOR BY OPTIONS OR WARRANTS              EXERCISE PRICE       DATE OF EXERCISE
--------------                         --------------------------              --------------       ----------------
Kenneth A. Phillips..........        100,000 of company common stock                $1.00          expire 12/01/2001
Jay G. Phillips..............                      --                                --                    --
Jason Lay....................                      --                                --                    --
All officers and directors
as a group (6 persons).......        100,000 of company common stock                $1.00          expire 12/01/2001

ITEM 11.  INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

         In June 1994, the company issued Jay G. Phillips 294,971 shares of common stock for $15,000. In October 1997, the company issued Kenneth A. Phillips a warrant to purchase 100,000 shares of common stock at an exercise price of $0.30 per share, which were exercised in March 1998. In October 1997, the company issued Kenneth A. Phillips a warrant to purchase 100,000 shares of common stock at an exercise price of $1.00 per share, which expire in December 2001. In July 1999, the company issued Kenneth A. Phillips 500,000 shares of common stock, Jay G. Phillips 100,000 shares of common stock, Jason Lay 100,000 shares of common stock, Ronald Wallace 50,000 shares of common stock, and Richard Royall 75,000 shares of common stock for services rendered.

ITEM 12. SECURITIES BEING REGISTERED

         The company is registering its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended. The company is authorized to issue up to 50,000,000 shares of common stock, $0.01 par value per share, of which 7,799,108 shares are issued and outstanding and 150,000 shares are reserved for issuance underlying outstanding options or warrants. In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities. Holders of common stock have no preemptive or other rights to subscribe for shares. Holders of common stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefor.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

         The company's common stock trades under the symbol "FLSY" on the OTC Electronic Bulletin Board. The market for the common stock on the OTC Electronic Bulletin Board is limited, sporadic, and highly volatile. The following table sets forth the high and low bid prices per share of the common stock since the common stock began trading on September 9, 1998, as reported by the OTC Electronic Bulletin Board. These prices reflect inter-dealer prices, without retail mark-ups, mark-downs or commissions, and may not necessarily represent actual transactions.


                                                          HIGH             LOW

                  FISCAL 1998

Third Quarter (beginning September 9, 1998)               .75              .75
Fourth Quarter                                            1.375            .6875

                  FISCAL 1999

First Quarter                                             .6875            .25
Second Quarter                                            .625             .11


         On September 15, 1999, the last bid price of the Common Stock as reported by the OTC Electronic Bulletin Board was $.12. The company believes that as of September 7, 1999, there were approximately 375 record owners of its common stock. It is the present policy of the company not to pay cash dividends and to retain future earnings to support the company's growth. Any payment of cash dividends in the future will be dependent upon the amount of funds legally available therefor, the company's earnings, financial condition, capital requirements and other factors that the Board of Directors may deem relevant. The company has not paid any dividends during the last two fiscal years and does not anticipate paying any cash dividends in the foreseeable future.

ITEM 2.  LEGAL PROCEEDINGS

         The company is the plaintiff in a suit in which a former employee is being sued for violating a covenant not to compete. The suit was filed August 1996 in the 75th district court in Liberty County, Texas. In 1997, the suit was expanded to a co-conspirator who was assisting the defendant. In April 1997, a temporary injunction was ordered to prevent the defendants from competing further. The injunction is still in effect. The company is seeking damages, reimbursement of expenses, and enforcement of the non-compete agreement. In August 1999, the co-conspirator settled with the company for $17,500 cash and a four year non-compete agreement, plus cooperation with the company in pursuing it's claim against the original defendant. In 1996, the defendant countersued the company for wrongful termination and for unspecified damages.

         The company is the defendant in a suit filed in the 29th Judicial District Court, St. Charles Parish, State of Louisiana. The company's attorney has filed a motion to remove the case to United States District Court, Eastern District of Louisiana. The plaintiff alleges that the company entered into a verbal agreement for a partnership in the Hahnville, Louisiana tank wash. The plaintiff has alleged fraud and breach of contract, with damages unspecified. The company has denied the allegations, and intends to vigorously defend the case.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         None


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         The following information sets forth certain information for all securities the company sold within the past three years, without registration under the Securities Act of 1933, as amended ("Securities Act"). There were no underwriters in any of these transactions, nor were any sales commissions paid thereon.


1. In October 1997, the company issued Kenneth A. Phillips a warrant to purchase 100,000 shares of common stock at an exercise price of $.30 per share, expiring April 30, 1998, which were exercised in March 1998. In October 1997, the company issued Kenneth A. Phillips a warrant to purchase 100,000 shares of common stock at an exercise price of $1.00 per share, expiring December 31, 2001. The company believes the transactions were exempt from registration pursuant to Section 4(2) of the Securities Act, as Mr. Phillips is an officer and director of the company and an accredited investor, and since the transaction was non-recurring and privately negotiated.

2. During the last quarter of 1997, the company issued five convertible notes, three notes of $25,000 each and two notes of $12,500 each, to five non-affiliates in exchange for loans in the aggregate amount of $100,000. The principal amount and accrued interest on each note may be converted into shares at the rate of $1.00 of principal amount per share. In addition, the note holders received warrants to purchase an aggregate of 100,000 shares of common stock at an exercise price of $2.00 per share, expiring September 30, 2000. In September 1998, the company issued an aggregate of 62,500 shares of common stock to three individuals who exercised their conversion option. The company believes the securities issued and the underlying shares of common stock issued were exempt from registration pursuant to Rule 504 of the Securities Act.

3. In July 1997, the company issued an aggregate of 549,400 shares to Mega Holding Corporation, a New York corporation, which in January 1998, distributed an aggregate of 300,000 shares to its shareholders and an aggregate of 145,000 shares to three individuals and five entities, retaining 104,400 shares. The company valued these shares at $60,434 or $.11 per share. The company believes the securities issued were exempt from registration pursuant to Rule 504 of the Securities Act.

4. In September 1998, the company issued 25,000 shares of stock to A&R Transport, Inc. ("A&R") as partial consideration for A&R entering into an agreement with the company, whereby the company is the sole and exclusive supplier of cleaning chemicals to A&R. In September 1998, the company issued an aggregate of 240,000 shares of stock to two non-affiliated corporations and two non-affiliated attorneys for financial consulting and legal services rendered. The company has valued these shares at $66,000 or $.30 per share. In December 1998, the company issued 346,858 shares to six non-affiliated entities for cash consideration of $168,314.50, or an average of $.485 per share. The company believes the above securities issued were exempt from registration pursuant to Rule 504 of the Securities Act.

5. In February 1999, the company issued to one non-affiliate an 8% Series A Senior Subordinated Convertible Redeemable Debenture in the principal amount of $200,000. The conversion price for each conversion share is 75% of the closing bid price of the common stock as reported on the OTC Bulletin Board for the trading day which immediately precedes the date of receipt by the company of the conversion notice. As of the date of this filing, 1,297,168 shares have been issued as conversion of $136,000 of the principal amount, or an average of $.1274 per share.
         In February 1999, the company issued 200,000 shares to one non-affiliate for cash consideration of $50,000. In March 1999, the company issued an aggregate of 200,000 shares and warrants to purchase 25,000 shares of common stock exercisable at $.50 per share until September 30, 2000 to two non-affiliates for $50,000. The company believes the securities issued above were exempt from registration pursuant to Rule 504 of the Securities Act.

6. In June 1999, the company issued a two-year option to purchase 400,000 shares of common stock at an exercise price of $.15 per share, provided the company's bid price of its common stock exceeds $1.00, to an accredited investor. In July 1999, the company issued an aggregate of 1,577,455 shares of common stock to 17 accredited investors for services rendered, including an aggregate of 825,000 shares to its officers and directors. The company believes the above transactions were exempt from registration pursuant to Section 4(2) of the Securities Act, as the recipients were all accredited investors, and since the transactions were non-recurring and privately negotiated.


ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Texas law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The amended and restated by-laws of the company limit the liability of directors of the company (in their capacity as directors but not in their capacity as officers) to the company or its stockholders to the fullest extent permitted by Texas law. Specifically, directors of the company will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the company or its stockholders, (ii) for acts or omissions not in good faith that constitute a breach of duty of the director to the company or an act or omission which involves intentional misconduct or a knowing violation of law, (iii) for an act or omission for which the liability of a director is expressly provided by an applicable statute, or (iv) for any transaction from which the director received an improper personal benefit, whether the benefit resulted from an action taken within the scope of the director's office. Section 2.41 of the Texas Business Corporation Act relates to directors' liability for unlawful dividends and stock issuances.

         The inclusion of this provision in the by-laws may have the effect of reducing the likelihood of derivative litigation against directors, and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefitted the company and its stockholders.

         The company's amended by-laws provide for the indemnification of its executive officers and directors, and the advancement to them of expenses in connection with any proceedings and claims, to the fullest extent permitted by the Texas Business Corporation Act. The amended by-laws include related provisions meant to facilitate the indemnities' receipt of such benefits. These provisions cover, among other things: (i) specification of the method of determining entitlement to indemnification and the selection of independent counsel that will in some cases make such determination, (ii) specification of certain time periods by which certain payments or determinations must be made and actions must be taken, and (iii) the establishment of certain presumptions in favor of an indemnitee. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the company pursuant to the foregoing provisions, the company has been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

                        [McMANUS & C0., P.C. LETTERHEAD]


                         INDEPENDENT ACCOUNTANT'S REPORT



To the Board of Directors and Stockholders of Fleetclean Systems, Inc.:

We have audited the accompanying balance sheets of Fleetclean Systems, Inc. as of December 31, 1998 and 1997 and the related statements of income and retained earnings, stockholders' equity, and cash flows for the years ended December 31, 1998, 1997, and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fleetclean Systems, Inc. at December 31, 1998 and 1997 and the results of its operations, stockholders' equity, and its cash flow for the years ended December 31, 1998, 1997, and 1996, in conformity with generally accepted accounting principles.




/s/ McMANUS & CO., P.C.
    McManus & Co., P.C.
    Morris Plains, New Jersey


February 15, 1999

                            FLEETCLEAN SYSTEMS, INC.
                                 BALANCE SHEETS


                                     ASSETS


                                                             DECEMBER 31,
                                                         1998           1997
                                                     -----------    -----------
CURRENT  ASSETS:
   Cash ..........................................   $    54,383    $       200
   Accounts Receivable (Note 1) ..................       131,888        105,820
   Employee Advances .............................         1,829          1,125
   Inventory (Note 1) ............................       125,573         90,246
   Prepaid Expenses ..............................        18,093         21,078
   Deferred Tax Asset ............................        22,421          2,263
                                                     -----------    -----------

     Total Current Assets ........................       354,187        220,732
                                                     -----------    -----------

PROPERTY, PLANT, AND EQUIPMENT: (NOTES 1 & 2)
   Transportation Equipment ......................       345,796        218,422
   Building ......................................        95,120         95,120
   Demo Machinery ................................       381,969        297,509
   Furniture and Fixtures ........................        34,108         26,232
   Land ..........................................        10,000         10,000
   Leasehold Improvements ........................         3,012          3,012
   Machinery and Equipment .......................       182,688        153,190
     Less: Accumulated Depreciation ..............      (414,442)      (319,360)
                                                     -----------    -----------

     Total Property, Plant, and Equipment ........       638,251        484,125
                                                     -----------    -----------

OTHER ASSETS:
   Other Assets ..................................           460            700
   Deferred Public Offering Costs (Note 7) .......             0        112,988
   Intangible Asset (Note 6) .....................        17,925         16,440
     Less: Accumulated Amortization ..............        (2,283)        (1,129)
                                                     -----------    -----------

     Total Other Assets ..........................        16,102        128,999
                                                     -----------    -----------

   TOTAL ASSETS ..................................   $ 1,008,540    $   833,856
                                                     ===========    ===========

                            FLEETCLEAN SYSTEMS, INC.
                                 BALANCE SHEETS


                      LIABILITIES AND STOCKHOLDERS' EQUITY


                                                               DECEMBER 31,
                                                            1998         1997
                                                         ----------   ----------
CURRENT LIABILITIES:
   Accounts Payable ..................................   $   98,024   $   84,687
   Notes Payable (Note 3) ............................      126,566      209,034
   Payroll Taxes Payable .............................          916          637
   Sales Tax Payable .................................        6,193        5,592
   Accrued Expenses ..................................       28,486       28,250
                                                         ----------   ----------

     Total Current Liabilities .......................      260,185      328,200
                                                         ----------   ----------

LONG - TERM LIABILITIES:
   Deferred Tax Liability ............................       28,882        8,358
   Notes Payable - Net of Current Portion (Note 3) ...      272,372      210,283
                                                         ----------   ----------

     Total Long - Term Liabilities ...................      301,254      218,641
                                                         ----------   ----------

   Total Liabilities .................................      561,439      546,841
                                                         ----------   ----------

COMMITMENTS AND CONTINGENT LIABILITIES (NOTE 4)

STOCKHOLDERS' EQUITY:
   Common Stock - $.01 par value
     Authorized 50,000,000 shares
     Issued and Outstanding - 4,736,758 & 3,964,400
       at 1998 and 1997, respectively ................       47,367       39,644
   Paid In Capital ...................................      368,091      217,802
   Retained Earnings .................................       31,643       29,569
                                                         ----------   ----------

     Total Stockholders' Equity ......................      447,101      287,015
                                                         ----------   ----------

   TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ........   $1,008,540   $  833,856
                                                         ==========   ==========

                            FLEETCLEAN SYSTEMS, INC.
                   STATEMENTS OF INCOME AND RETAINED EARNINGS
                         FOR THE YEAR ENDED DECEMBER 31,

                                                                  1998          1997            1996
                                                              -----------    -----------    -----------
INCOME:
   Net Sales ..............................................   $ 1,028,952    $   832,729    $   816,029

   Less: Cost of Goods Sold ...............................       224,627        208,539        245,240
                                                              -----------    -----------    -----------
     Gross Profit .........................................       804,325        624,190        570,789
                                                              -----------    -----------    -----------

GENERAL AND ADMINISTRATIVE EXPENSES:
   Salaries ...............................................       376,861        275,096        344,043
   Payroll Taxes ..........................................        30,804         24,121         29,848
   Advertising ............................................         3,861            761            799
   Auto Expense ...........................................        56,223         12,744         16,572
   Bad Debts ..............................................             0          1,089            433
   Bank Service Charges ...................................           440            362            752
   Commissions ............................................         1,021              0              0
   Depreciation and Amortization ..........................       113,291        103,800         97,615
   Dues & Subscriptions ...................................           664            355          1,213
   Entertainment ..........................................           670            583            660
   Insurance ..............................................        52,491         50,879         57,774
   Interest Expense .......................................        46,318         37,054         32,727
   Licenses & Fees ........................................         1,716          1,605          1,194
   Office Expense .........................................         8,646          4,183          6,386
   Postage ................................................         1,354            865            573
   Professional Fees ......................................        29,039         21,168         27,358
   Rent ...................................................         4,840          9,888         15,200
   Taxes - other ..........................................         6,427          1,936          2,686
   Telephone & Utilities ..................................        18,630         19,858         19,653
   Trailer Expense ........................................         3,555          1,632          7,376
   Training ...............................................           418            401            847
   Travel .................................................        42,254         11,456          9,976
                                                              -----------    -----------    -----------
     Total General and Administrative Expenses ............       799,523        579,836        673,685
                                                              -----------    -----------    -----------

INCOME/(LOSS) FROM OPERATIONS .............................         4,802         44,354       (102,896)

OTHER INCOME/(EXPENSE)
   Miscellaneous Income - Net .............................           608          8,142         (1,440)
   Gain/(Loss) on Sale of Asset ...........................        (2,970)            --             --
                                                              -----------    -----------    -----------
     Total Other Income ...................................        (2,362)         8,142         (1,440)

NET INCOME/(LOSS) BEFORE INCOME TAXES .....................         2,440         52,496       (104,336)

   Provision For Income Taxes .............................           366          7,199         (1,104)
                                                              -----------    -----------    -----------

NET INCOME/(LOSS) .........................................         2,074         45,297       (103,232)
RETAINED EARNINGS/(DEFICIT) BEGINNING OF YEAR .............        29,569        (15,728)        87,504
                                                              -----------    -----------    -----------
RETAINED EARNINGS/(DEFICIT) END OF YEAR ...................   $    31,643    $    29,569    $   (15,728)
                                                              ===========    ===========    ===========

                         Net Income/(Loss) Per Common Share
                           Basic (Note 1) .................   $     0.000    $     0.013    $     (0.03)
                           Diluted (Note 1) ...............   $     0.000    $     0.012    $     (0.03)

                                        4

                            FLEETCLEAN SYSTEMS, INC.
                        STATEMENT OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997, AND 1996

                                                                                   ADDITIONAL                         TOTAL
 JANUARY 1, 1996                                      COMMON         COMMON         PAID IN         RETAINED       STOCKHOLDERS'
 TO  DECEMBER  31,  1998                              STOCK          STOCK          CAPITAL         EARNINGS          EQUITY
                                                   ----------      ----------      ----------      ----------      ------------
January 1, 1996 ...............................        14,458      $      145      $   46,867      $   75,156      $  122,168

Issuance of Common Stock ......................           761               8          49,992              --          50,000
Issuance of Common Stock ......................         1,522              15          99,985              --         100,000

Stock Split of 1 to 203.991 ...................     3,398,252          33,982         (33,982)             --              --

Prior Period Adjustment -
   Income Tax Loss Carryback ..................            --              --              --          12,348          12,348

Net Loss (1996) ...............................                                                      (103,232)       (103,232)
                                                   ----------      ----------      ----------      ----------      ----------


Total Stockholders' Equity
As of December 31, 1996 .......................     3,414,993          34,150         162,862         (15,728)        181,284

Services Rendered .............................       549,407           5,494          54,940              --          60,434

Net Income (1997) .............................                                                        45,297          45,297
                                                   ----------      ----------      ----------      ----------      ----------


Total Stockholders' Equity
As of December 31, 1997 .......................     3,964,400          39,644         217,802          29,569         287,015
                                                   ----------      ----------      ----------      ----------      ----------

Issuance of Common Stock ......................            --              --              --              --              --

Exercise of Warrants (March 1998) .............       100,000           1,000          29,000              --          30,000

Conversion of Notes Payable (Sept. 1998) ......        62,500             625          61,875              --          62,500

Issuance of Common Stock for Services
   Rendered (Sept. 1998) ......................       265,000           2,650          71,850              --          74,500

Sale of Common Stock (Sept. 1998) .............       142,858           1,428          48,572              --          50,000
Sale of Common Stock (Dec. 1998) ..............       202,000           2,020         129,280              --         131,300

Syndication Costs .............................            --              --        (190,288)             --        (190,288)

Net Income (1998) .............................                                                         2,074           2,074
                                                   ----------      ----------      ----------      ----------      ----------

Total Stockholders' Equity
As of December 31, 1998 .......................     4,736,758      $   47,367      $  368,091      $   31,643      $  447,101
                                                   ==========      ==========      ==========      ==========      ==========

                            FLEETCLEAN SYSTEMS, INC.
                            Statements of Cash Flows
                         For the Year Ended December 31,

                                                                              1998               1997              1996
                                                                           ---------          ---------          ---------
Operating Activities:
   Net Income/(Loss) ................................................      $   2,074          $  45,297          $(103,232)
   Adjustments to Reconcile Net Income to Net
     Cash Used by Operating Activities:
     Depreciation  and  Amortization ................................        113,291            103,800             97,615
     (Increase)/Decrease in Accounts Receivable .....................        (26,068)             3,536             50,982
     (Increase)/Decrease in Employee Advances .......................           (704)               (73)             1,708
     (Increase)/Decrease in Inventories .............................        (35,328)            34,701            (18,218)
     (Increase)/Decrease in Payroll Taxes Receivable ................              0              5,208             (5,208)
     (Increase)/Decrease in Prepaid Expenses ........................          2,985              6,165            (23,253)
     (Increase)/Decrease in Income Taxes Receivable .................              0             12,348            (12,348)
     (Increase)/Decrease in Deferred Public Offering Costs ..........        112,988            (76,684)           (36,304)
     (Increase)/Decrease in Intangible Assets .......................         (1,485)           (16,440)                 0
     (Increase)/Decrease in Other Assets ............................            240                  0               (200)
     (Increase)/Decrease in Deferred Tax Asset ......................        (20,158)             1,632             (3,895)
     Increase/(Decrease) in Accounts Payable ........................         13,337            (27,752)            14,199
     Increase/(Decrease) in Accounts Payable - trade ................              0             (9,448)             9,448
     Increase/(Decrease) in Payroll Taxes Payable ...................            279                637             (7,724)
     Increase/(Decrease) in Sales Taxes Payable .....................            601                680             (1,024)
     Increase/(Decrease) in Income Taxes Payable ....................              0             (6,260)            (3,340)
     Increase/(Decrease) in Accrued Expenses ........................            236             11,753             (3,540)
     Increase/(Decrease  in Deferred Tax Liability ..................         20,524              5,567              2,791
     Increase/(Decrease) in Prior Period Adjustment
         - NOL  Carryback ...........................................             --                 --             12,348
                                                                           ---------          ---------          ---------

        Net Cash Provided/(Used) for Operating Activities ...........        182,812             94,667            (29,195)
                                                                           ---------          ---------          ---------

Investing Activities:
     Purchase of Property, Plant, and Equipment .....................       (249,208)          (200,488)          (241,394)
     Disposal of Property, Plant, and Equipment .....................        (17,054)                --                 --
                                                                           ---------          ---------          ---------

        Net Cash Provided/(Used) for Investing Activities ...........       (266,262)          (200,488)          (241,394)
                                                                           ---------          ---------          ---------

Financing Activities:
     Increase/(Decrease) in Notes Payable ...........................        (20,379)            45,387            119,647
     Issuance of Common Stock .......................................        158,012             60,434            150,000
                                                                           ---------          ---------          ---------

        Net Cash Provided/(Used) by Financing Activities ............        137,633            105,821            269,647
                                                                           ---------          ---------          ---------

   Net Increase/(Decrease) In Cash ..................................         54,183                 --               (942)

   Cash Beginning of Year ...........................................            200                200              1,142
                                                                           ---------          ---------          ---------

   Cash End of Year .................................................      $  54,383          $     200          $     200
                                                                           =========          =========          =========


        Additional Disclosure of Operating Cash Flow Cash paid during the period ended December 31,

                                                                              1998               1997              1996
                                                                           ---------          ---------          ---------

                  Interest Expense ..................................      $ 46,318           $ 37,054           $  32,727
                  Income  Taxes .....................................      $ (1,267)          $ 7,199            $      --


                            FLEETCLEAN SYSTEMS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1998



NOTE 1 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES:

      Fleetclean Systems, Inc. (the Company) incorporated as a Texas corporation and commenced business on June 1, 1986. The Company is engaged in the business of sales and service of truck washing equipment to the trucking industry (large fleet operations). In 1994 the Company expanded its operations to include the manufacture of equipment and blending of washing materials with its own chemical formulas.

A)    INVENTORY

      Inventories are valued at the lower of cost or market. Cost is determined by using the average cost method. Inventories consist primarily of parts and chemicals.

B)    PROPERTY, PLANT, AND EQUIPMENT

      Property, plant, and equipment are carried at cost less accumulated depreciation and amortization. Prior to January 1, 1996, depreciation was calculated using the modified accelerated cost recovery system as provided by the tax reform act of 1986 for property and equipment acquired after December 31, 1986 for both book and tax purposes. Commencing January 1, 1996, the company continues to use the modified accelerated method above for income tax purposes, however, it calculates depreciation using the straight-line method for book purposes. The recovery classifications are as follows:

                  Demonstration Equipment              7 years
                  Furniture and Fixtures               7 years
                  Machinery and Equipment              7 years
                  Leasehold Improvements             life of lease
                  Trucks                               5 years

      All repair and maintenance costs are charged against income in the period incurred. Any repairs that increase the life of the asset are capitalized and depreciated over the adjusted life of the asset.

C)    INCOME TAXES

      The Company adopted the provisions of Statement of Financial Accounting Standards (FASB) No. 109, "Accounting for Income Taxes", which requires a change from the deferral method to assets and liability method of accounting for income taxes. Timing differences exist between book income and tax income that primarily relates to depreciation.

                            FLEETCLEAN SYSTEMS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1998



NOTE 1 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES: (continued)


D)    ACCOUNTS RECEIVABLE

      Management has elected to write-off uncollectable receivables to bad debt expense at the time they are identified. No accounts receivables were written off during 1998.

E)    NET EARNINGS PER COMMON SHARE

      Net earnings per common share are shown as both basic and diluted. Basic earnings per share are computed by dividing net income less and preferred stock dividends (if applicable) by the weighted average number of shares of common stock outstanding. Diluted earnings per common share are computed by dividing net income by the weighted average number of shares of common stock outstanding plus any dilutive common stock equivalents.


                                           DECEMBER 31, 1998   DECEMBER 31, 1997
                                           -----------------   -----------------
      Weighted Average Number of Common
        Shares Outstanding Including:

            Basic Common Shares                 4,229,679          3,460,776
            Dilutive Common Shares              4,492,179          3,860,776

F)    USE OF ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent asset and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G)    ADVERTISING

      Advertising costs are expensed as incurred. Advertising expenses was $3,861, $761, and $799 during the years ended December 31, 1998, 1997, and 1996, respectively.

H)    ACCOUNTING PRONOUNCEMENTS

      During August of 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) No. 98-5 "Reporting on the Costs of Start-Up Activities". This statement requires all costs related to a company's start-up activities be expensed during the period incurred rather than capitalized and amortized over a period of time.

      This pronouncement becomes effective for fiscal years beginning after December 15, 1998. The Company has not elected early application of this new statement.

                            FLEETCLEAN SYSTEMS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


NOTE 2 - PROPERTY, PLANT, AND EQUIPMENT:

      Components of property, plant, and equipment, at December 31, 1998 and 1997 are as follows:

                                                                        1998               1997
                                                                    -----------         -----------
       Demonstration Equipment .............................        $   381,969         $   297,509
       Furniture and Fixtures ..............................             34,108              26,232
       Machinery and Equipment .............................            182,688             153,190
       Leasehold Improvements ..............................              3,012               3,012
       Land ................................................             10,000              10,000
       Building ............................................             95,120              95,120
       Transportation Equipment ............................            345,796             218,422
                                                                    -----------         -----------
            Total Property, Plant, and Equipment ...........        $ 1,052,693         $   803,485
       Less: Accumulation Depreciation .....................           (414,442)           (319,360)
                                                                    -----------         -----------
            Net Property, Plant, and Equipment .............        $   638,251         $   484,125
                                                                    ===========         ===========


NOTE 3 -  LONG -TERM DEBT:

     Long-term debt consists of the following:

                                                                              AMOUNT
     NOTE HOLDER           MATURITY DATE       INTEREST RATE           1998              1997             PURPOSE
     -----------           -------------       -------------        ---------------------------        ---------------
     Compass Bank            09/02/98          2% over prime        $   - 0 -         $  59,711        Working Capital
     Compass Bank            02/09/99              9.75%                - 0 -            26,897           Equipment
     Citizens Bank           05/10/99              9.75%                2,232             8,158           1995 truck
     Citizens Bank           03/15/99              8.49%                - 0 -             8,237           1995 truck
     Citizens Bank           02/09/00          2% over prime            8,284            14,994           1996 truck
     Citizens Bank           02/09/00          2% over prime            8,284            14,994           1996 truck
     Associated Comm.        05/31/00             10.50%               23,044            38,406           UD Box Van
     Associated Comm.        06/18/00             10.50%               17,456            30,063           95 UD Flat
     Bank United             06/01/98          2% over prime            - 0 -            17,500            BK United
     Compass Bank            04/02/98          2% over prime            - 0 -            42,000         Line of Credit
     Dayton State Bank       06/13/07          3% over prime            - 0 -            58,357            Building
     Cynthia Burger          12/25/98                9%                 - 0 -            25,000         Working Capital
     Magic Transportation    03/31/99                9%                25,000            25,000         Working Capital
     Al Clifford             03/31/99                9%                 - 0 -            25,000         Working Capital
     Penelope Banks          03/31/99                9%                12,500            12,500         Working Capital
     Susan Knickrehm         03/31/99                9%                 - 0 -            12,500         Working Capital
     Case Credit             08/10/03             10.6%                30,800             - 0 -         '99 Ford Truck
     Case Credit             10/06/03              9.6%               104,318             - 0 -         '99 KW Trucks
     1st Liberty National    09/25/03          3% over prime           96,527             - 0 -         Working Capital
     1st Liberty National    09/04/08            9.875%                70,493             - 0 -         Land / Building
                                                                    ----------         ---------

                                   Total Debt                       $  398,938         $ 419,317
                                          Less Current Portion        (126,566)         (209,034)
                                                                    ----------         ---------
                                          Net Long - Term Debt      $  272,372         $ 210,283
                                                                    ==========         =========

                            FLEETCLEAN SYSTEMS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1998



NOTE 3 -  LONG -TERM DEBT: (continued)

   The notes to C. Burger, M. Transportation, A.L. Clifford, P. Banks, and S. Knickrehm are convertible to the Company's common stock at a rate of one share for each dollar. This transaction may be done in part or whole at the noteholder's option.

   All notes, except the aforementioned, are personally guaranteed by the President of the Company.

   During 1998, C. Burger, A.L. Clifford, and S. Knickrehm converted their notes, in full, into the Company's common stock. For each dollar converted, the individuals received one share of the Company's common stock.

       Principal repayment for each of the next five years are as follows:

                   1999                         $   126,566
                   2000                              63,548
                   2001                              54,801
                   2002                              60,619
                   2003 & Thereafter                 93,404
                                                -----------
                           Total                $   398,938
                                                ===========


NOTE 4 - COMMITMENTS AND CONTINGENCIES:

      The Company currently leases a facility located in Statesville, North Carolina on a month-to-month basis. The monthly rental payment is $250 and is terminable upon thirty days notice.

      Additionally, the Company is currently engaged in a one-year lease for a facility located in W. Lafayette, Indiana. This non-cancelable lease, payable in monthly installments of $235, began September 1, 1998 and expires on August 30, 1999.

            Future minimum lease payments are summarized as follows:

                        DECEMBER 31,                  AMOUNT
                      ---------------               ----------
                           1999                      $ 1,880
                               Total                 $ 1,880

                            FLEETCLEAN SYSTEMS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


NOTE 5 -  WARRANTS:

      In October 1997, the Board of Directors adopted a stock option plan under which 100,000 shares of common stock have been reserved for issuance to the president of the Company at a purchase price of $ .30 per share. Such issuance shall lapse if not exercised on or before May 1, 1998. During 1998, these options were exercised.

      At the end of 1997, the Company received an aggregate of $100,000 in the form of five convertible notes bearing 9% interest and due in fifteen months (See Note 3). Holders of these notes may convert their notes, in whole or part, into the Company's common stock at the rate of one share for every one dollar owed. In conjunction with the issuance of such indebtedness, the Company has agreed to issue such investors $2.00 Warrants to purchase 100,000 additional shares of common stock.

      The Company has issued and outstanding the following warrants which have not yet been exercised at December 31, 1998:

            25,000 stock purchase warrants expiring June 16, 1999. These warrants are subject to the marketability of the Company's common stock. The warrants are to purchase fully paid and non-assessable shares of the common stock, par value $.01 per share at a purchase price of $1.00 per share. Such transactions may occur in whole or in part, but must never amount to less than 100 shares.

            100,000 stock purchase warrants expiring December 2001. These warrants are subject to the ability of the Company to become a public company and future marketability of the common stock. The warrants are to purchase fully paid and non-assessable shares of the common stock, par value $.01 per share at a purchase price of $1.00 per share. Such transactions may occur in whole or in part, but must never amount to less than 100 shares.

            25,000; 25,000; 25,000; 12,500; and 12,500 stock purchase warrants that expire September 30, 2000. These warrants are subject to the ability of the Company to become a public company and future marketability of the common stock. The warrants are to purchase fully paid and non-assessable shares of the common stock, par value $.01 per share at a purchase price of $2.00 per share. Such transactions may occur in whole or in part, but must never amount to less than 100 shares.

                            FLEETCLEAN SYSTEMS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


NOTE 6 - INTANGIBLE ASSETS:

      Intangible assets consist of goodwill and organization costs. The goodwill was created during 1994 with an acquisition whereas organization costs were primarily incurred during the reorganization of the Company's main office. Goodwill and organization costs are both amortized using the straight-line method for a period of fifteen (15) years. Accumulated amortization at December 31, 1998 and 1997 was $2,283 and $ 1,129, respectively.

      According to the AICPA's SOP 98-5 (See Note 1), the Company will expense any organization costs incurred subsequent to December 31, 1998 as incurred.


NOTE 7 -  DEFERRED PUBLIC OFFERING COSTS:

      Deferred public offering costs consist of those expenditures incurred during an attempt to raise capital by selling the Company's common stock under Regulation D, Rule 504 of the Securities and Exchange Commission (see Note 10). Upon successful completion of this offering, all expenses incurred will be reclassified to additional paid in capital and treated as syndication costs. During 1998, with the 504 stock offering substantially complete, the Company has reclassified all deferred public offering costs as syndication costs that reduced additional paid in capital.


NOTE 8 - LITIGATION:

      The Company is the plaintiff in a suit in which the defendant (a former employee) is being sued for violating a covenant not to compete. Management is seeking damages and reimbursement of legal fees and is confident that the Company will prevail in this case.


NOTE 9 - INCOME TAXES:

      As discussed in note 1, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes". Implementation of SFAS 109 did not have a material cumulative effect on prior periods nor did it result in a change to the current year's provision.

                            FLEETCLEAN SYSTEMS, INC.
                        NOTES TO THE FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


NOTE 9 - INCOME TAXES: (continued)

A) The effective tax rate for the Company is reconcilable to statutory tax rates as follows:


                                                          DECEMBER 31,
                                                        1998       1997
                                                      -------     -------
                                                          %          %
                  U.S. Federal Statutory Tax Rate        15          34
                  U.S. Valuation Difference             (-0-)       (34)
                  Effective U.S. Tax Rate                15         - 0 -
                                                      =======     =======

B) Deferred income taxes are provided for differences between financial statement and income tax reporting. Principal difference is the manner in which depreciation is computed for financial and income tax reporting purposes.

C) The Company experienced income tax losses of $26,796 and $107,852 for the years ended December 31, 1998 and 1996, respectively. These losses were carried back the allowable three years in order to offset $81,866 of prior period income. The resulting effects of this loss carry-back was a refund to the Company in the amount of $12,348 which constituted federal income taxes paid according to the liabilities in each of the three preceding tax years; 1995, 1994, and 1993. Additionally, the Company continues to carry a net operating losses of approximately $25,966 and $26,796 which will expire in 2011 and 2013, respectively, or until it is completely used; whichever occurs first.


NOTE 10 -  SUBSEQUENT  EVENTS:

      Fleetclean Systems, Inc. is in the process of registering its common stock in certain states. This registration is being conducted in accordance with the Securities and Exchange Commission rule 504 of Regulation D. This registration allows the Company to sell no more than $1,000,000 of its securities to the public.

      Subsequent to December 31, 1998, the Company acquired the assets of Tri-State Chemex, Inc.

      Additionally, subsequent to December 31, 1998, the Company has entered into a verbal agreement with Trimac Transportation, Inc. to acquire a tank washing facility in Louisiana.

                            FLEETCLEAN SYSTEMS, INC.
                      BALANCE SHEETS-JUNE 30, 1999 AND 1998
                                   (UNAUDITED)

                    ASSETS
                                                                      1999        1998
                                                                  ----------   ----------
CURRENT ASSETS
    Cash ......................................................   $   37,008   $    4,360
    Accounts receivable, trade ................................      139,032      155,340
    Inventories ...............................................      187,129      123,190
    Deferred tax account ......................................       22,921        2,263
    Prepaid expenses ..........................................       33,764       37,797
                                                                  ----------   ----------
                                                                     419,854      322,950
                                                                  ----------   ----------
PROPERTY AND EQUIPMENT
    Land ......................................................       35,000       10,000
    Building ..................................................      546,716       95,120
    Machinery and equipment ...................................      608,646      500,139
    Transportation equipment ..................................      359,796      218,422
    Furniture and equipment ...................................       37,014       33,688
    Leasehold improvements ....................................        3,012        3,012
                                                                  ----------   ----------
                                                                   1,590,184      860,381
    Less accumulated depreciation .............................      480,815      373,360
                                                                  ----------   ----------
                                                                   1,109,369      487,021
OTHER, principally goodwill, net of amortization ..............      297,986       68,225
                                                                  ----------   ----------

                                                                  $1,827,209   $  878,196
                 LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable and accrued expenses .....................   $  137,384   $  204,451






    Current maturities of long-term debt ......................      122,899      228,588
                                                                  ----------   ----------
                                                                     260,283      433,039
                                                                  ----------   ----------
LONG-TERM LIABILITIES
    Deferred income tax .......................................       28,883        8,359
    Notes payable, bank, net of current maturities ............      779,034      133,749
                                                                  ----------   ----------
                                                                     807,917      142,108
                                                                  ----------   ----------
SHAREHOLDERS' EQUITY
    Common stock, $.01 par value; 50,000,000 shares authorized;
        5,888,319 and 4,064,400 shares issued and outstanding
        at 1999 and 1998, respectively ........................       58,883       40,644
    Paid in capital ...........................................      671,575      186,367
    Retained earnings .........................................       28,551       76,038
                                                                     159,009      303,049
                                                                               ----------

                                                                  $1,827,209   $  878,196
                                                                  ==========   ==========

                            FLEETCLEAN SYSTEMS, INC.
                   STATEMENTS OF INCOME AND RETAINED EARNINGS
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998
                                   (UNAUDITED)


                                                         1999             1998
                                                      ---------        ---------

Revenues ......................................       $ 542,075        $ 582,362

Cost of revenues ..............................          98,955          133,857
                                                      ---------        ---------

Gross profit ..................................         443,120          448,505
                                                      ---------        ---------

Selling, general and administrative
     Salary and related benefits ..............         213,941          195,880
     Insurance ................................          29,782           27,482
     Legal and accounting .....................          15,607           12,877
     Transportation costs .....................          26,168           23,305
     Advertising ..............................           1,225              945
     Office ...................................          22,703           24,695
     Rent .....................................          10,300            1,500
     Travel and entertainment .................          22,490           21,239
     Telephone ................................          10,330            8,743
     Depreciation and amortization ............          72,636           54,765
     Utilities ................................           1,875            1,809
     Interest .................................          23,543           20,289
                                                      ---------        ---------
                                                        450,600          393,529
                                                      ---------        ---------

Income (loss) from operations .................          (7,480)          54,976
Other income ..................................           3,889              293
                                                      ---------        ---------
Income (loss) before income taxes .............          (3,591)          55,269
Provision for income taxes ....................            (500)           8,800
                                                      ---------        ---------
Net Income ....................................          (3,091)          46,469

Retained earnings, beginning ..................          31,642           29,569
                                                      ---------        ---------
Retained earnings, ending .....................       $  28,551        $  76,038
                                                      =========        =========


Earnings per common share
     Primary ..................................          $(NIL)        $     .01
     Fully diluted ............................          $(NIL)        $     .01

                            FLEETCLEAN SYSTEMS, INC.
                            STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998
                                   (UNAUDITED)

                                                                 1999         1998
                                                              ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
     Collections from customers ...........................   $ 538,275    $ 538,490
     Cash paid to suppliers and employees .................    (515,811)    (425,218)
     Interest paid ........................................     (23,543)     (20,289)
                                                              ---------    ---------

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES ..........      (1,079)      92,983

CASH FLOWS FROM INVESTING ACTIVITIES
    Acquisition of business ...............................    (100,000)
    Purchase of property and equipment ....................    (498,790)     (56,896)
    Other .................................................     (85,500)      (4,948)
                                                              ---------    ---------

NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES ..........    (684,290)     (61,844)
                                                              ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from notes payable ...........................     502,994
    Reduction of notes payable ............................                  (56,979)
    Sale of common stock ..................................     165,000       30,000
                                                              ---------    ---------

NET CASH PROVIDED BY FINANCING ACTIVITIES .................     667,994      (26,979)
                                                              ---------    ---------

NET INCREASE (DECREASE ) IN CASH ..........................     (17,375)       4,160

CASH AT BEGINNING OF YEAR .................................      54,383          200
                                                              ---------    ---------

CASH AT END OF YEAR .......................................   $  37,008    $   4,360
                                                              =========    =========

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED (USED) BY
    OPERATING ACTIVITIES
Net income (loss) .........................................   $  (3,091)   $  46,469
Adjustments to reconcile net income to net cash provided
    by operation activities
            Depreciation and amortization .................      72,636       54,765
            Deferred tax expense ..........................        (500)       8,800
     (Increase) decrease in:
            Accounts receivable ...........................      (3,801)     (43,872)
            Inventories ...................................     (54,418)     (32,944)
            Prepaid expenses ..............................     (15,671)     (16,719)
     Increase (decrease) in:
            Accounts payable and accrued expenses .........       3,766       76,484
                                                              ---------    ---------

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES ..........   $  (1,079)   $  92,983
                                                              =========    =========

Supplemental Disclosures of Cash Flow Information Net cash paid during the periods for:

        Property and equipment ............................   $ 498,790    $  56,896
                                                              =========    =========
        Interest ..........................................   $  23,543    $  20,289
                                                              =========    =========

Supplemental Schedule on Non-cash Investing Activities:
    Fair value of assets acquired .........................   $  46,638
                                                              =========
    Fair value of common stock issued .....................   $ 150,000
                                                              =========

                            FLEETCLEAN SYSTEMS, INC.
                           NOTE TO FINANCIAL STATEMENT
                 FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998


Note 1. General

The unaudited financial statements included herein for the Company for the six months ended June 30, 1999 and 1998 have been prepared without audit pursuant to the runes and regulations of the Securities and Exchange Commission and include all adjustments which are, in the opinion of management, necessary for a fair presentation. Certain information and footnote disclosures required by generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the audited financial statements and related notes thereto included with this filing for the annual periods ended December 31, 1998 and 1997.

The results for interim periods are not necessarily indicative of trends or of results to be expected for the full year.

                                    PART III

ITEM 1.   EXHIBITS

         The following exhibits are to be filed as part of the Registration
Statement:


      EXHIBIT NO.                IDENTIFICATION OF EXHIBIT

      Exhibit 2.1(1)     Articles of Incorporation of Fleetclean Systems, Inc.

      Exhibit 2.2(1)     Amended and Restated Bylaws of Fleetclean Systems, Inc.

      Exhibit 3.1(1)     Common Stock Certificate of Fleetclean Systems, Inc.

      Exhibit 6.1(1)     Kenneth A. Phillips Employment Agreement

      Exhibit 6.2(1)     Ronald Wallace Employment Agreement

      Exhibit 27.1(1)    Financial Data Schedule

(1)      Filed herewith.


ITEM 2.  DESCRIPTION OF EXHIBITS

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     FLEETCLEAN SYSTEMS, INC.

Dated: September 27, 1999                            By:/s/ KENNETH A. PHILLIPS
                                                     KENNETH A. PHILLIPS, Chief
                                                     Executive Officer